INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2003 and Ending December 31, 2003

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                     SOUTHERN COMMUNICATIONS SERVICES, INC.

                              A Subsidiary Company

                     Date of Incorporation August 16, 1993.

         State or Sovereign Power under which Incorporated or Organized
                                State of Delaware

          Location of Principal Executive Offices of Reporting Company
                       5555 Glenridge Connector, Suite 500
                                Atlanta, GA 30342

      Report filed pursuant to File Number 70-8233, dated December 30, 1994

                   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                   R. Craig Elder, Vice President, Treasurer & CFO 5555
                Glenridge Connector, Suite 500, Atlanta,
                                    GA 30342

       Name of Principal Holding Company under which Reporting Company is
                                   Organized:

                              THE SOUTHERN COMPANY

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS *

----------------------------------------------------- ---------------- ---------
    Description of Schedules and Accounts                Schedule or      Page
                                                        Account Number   Number
----------------------------------------------------- ---------------- ---------

COMPARATIVE BALANCE SHEET                                 Schedule I       3-4
-------------------------

     COMPANY PROPERTY                                     Schedule II      5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION             Schedule III       7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                          Schedule IV       8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                   Schedule V        9
     COMPANIES

     MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII      10

     MISCELLANEOUS DEFERRED DEBITS                        Schedule IX       11

     PROPRIETARY  CAPITAL                                 Schedule XI       12

     LONG TERM DEBT                                      Schedule XII       13

     CURRENT AND ACCRUED LIABILITIES                     Schedule XIII      14

     NOTES TO FINANCIAL STATEMENTS                       Schedule XIV       15

COMPARATIVE INCOME STATEMENT                              Schedule XV       16
----------------------------

     ANALYSIS OF BILLING-ASSOCIATE COMPANIES              Account 457       17

     ANALYSIS OF BILLING-NONASSOCIATE COMPANIES           Account 458       18

     SCHEDULE OF EXPENSE BY DEPARTMENT OR                Schedule XVII    19-20
     FUNCTION

     DEPARTMENTAL ANALYSIS OF SALARIES                    Account 920       21

     OUTSIDE SERVICES EMPLOYED                            Account 923       22

     EMPLOYEE PENSIONS AND BENEFITS                       Account 926       23

     GENERAL ADVERTISING EXPENSES                        Account 930.1      24

     MISCELLANEOUS GENERAL EXPENSES                      Account 930.2      25

     RENTS                                                Account 931       26

     TAXES OTHER THAN INCOME TAXES                        Account 408       27

     DONATIONS                                           Account 426.1      28

     OTHER DEDUCTIONS                                    Account 426.5      29

     ORGANIZATION CHART                                                     30

* Omitted Schedule Numbers not listed and not applicable.

                                                                               3
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

--------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
--------------------------------------------------------------------------------

                                   (UNAUDITED)

Give balance sheet of the Company as of December 31 of the current and prior year. (Note: Amounts are in thousands of dollars.)

ACCOUNT            ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
-------            -----------------------                  -----------------
                                                           CURRENT       PRIOR
                                                           -------       -----
     COMPANY PROPERTY
     ----------------
101  Company Property                (Schedule II)        359,372       333,825
107  Construction work in progress   (Schedule II)          4,843        16,964
                                                          -------       -------


                        Total Property                    364,215       350,789


108  Less accumulated provision for depreciation and      146,894       120,882
     amortization of company property   (Schedule III)    -------       -------


                     Net Company Property                 217,321       229,907
                                                          -------       -------


     INVESTMENTS
     -----------

124  Other Investments    (Schedule IV)                        90           149
                                                          -------       -------


                       Total Investments                       90           149
                                                          -------       -------


     CURRENT AND ACCRUED ASSETS
     --------------------------

131  Cash                                                     768         2,097
134  Funds held in escrow                                      76            77
136  Temporary cash investments    (Schedule IV)            5,994         6,391
143  Accounts Receivable                                   18,983        20,904
144  Accumulated provision for uncollectable accounts      (2,176)       (1,905)
146  Accounts receivable from associate                     7,510         8,511
     companies
     (Schedule V)
154  Materials and supplies                                 6,412         3,499
165  Prepayments                                            1,919         1,037
174  Miscellaneous current and accrued assets
     (Schedule VIII)                                         (256)         (166)


               Total Current and Accrued Assets            39,230        40,445
                                                          -------       -------


     DEFERRED DEBITS
     ---------------

186  Miscellaneous deferred debits   (Schedule IX)            459            37



                     Total Deferred Debits                    459            37
                                                          -------       -------


                 TOTAL ASSETS AND OTHER DEBITS            257,100       270,538
                                                          =======       =======

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                   (UNAUDITED)

--------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET



ACCOUNT     LIABILITIES AND PROPRIETARY CAPITAL             AS OF DECEMBER 31

                                                          CURRENT        PRIOR

     PROPRIETARY CAPITAL

201  Common stock issued               (Schedule XI)            1             1
211  Miscellaneous paid-in capital     (Schedule XI)      159,507       158,222
216  Unappropriated retained earnings  (Schedule XI)      (53,333)      (68,831)
                                                          -------       --------
                   Total Proprietary Capital              106,175        89,392
                                                          -------       --------

     LONG TERM DEBT
233  Advances from assoc. companies                        65,203        96,073
     (Schedule XII)
224  Other long-term debt        (Schedule XII)             5,707           315
                                                          -------       --------
                     Total long-term debt                  70,910        96,388
                                                          -------       --------

     CURRENT AND ACCRUED LIABILITIES

231  Notes Payable                                             34            28
232  Accounts payable                                      10,435        14,201
234  Accounts payable to associate companies                2,027         3,605
     (Schedule XIII)
236  Taxes Payable                                            240         2,140
237  Interest accrued                                       1,854         2,801
241  Tax collections payable                                5,171         1,700
242  Miscellaneous current and accrued liabilities          7,204         8,164
     (Schedule XIII)
                                                          -------       --------
             Total current and accrued liabilities         26,965        32,639
                                                          -------       --------

     DEFERRED CREDITS
253  Other deferred credits                                23,418        24,061
                                                          -------       --------
                    Total Deferred Credits                 23,418        24,061
                                                          -------       --------

282  ACCUMULATED DEFERRED INCOME TAXES                     29,632        28,058
     ---------------------------------                    -------       --------

               TOTAL LIABILITIES AND PROPRIETARY
                            CAPITAL                       257,100       270,538
                                                          =======       ========

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------


                         SCHEDULE II - COMPANY PROPERTY

                                 (In Thousands)

                                              START OF YEAR                    RETIRED OR   OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE         ADDITION         SOLD                         BALANCE
--------------------------------------------- --------------- --------------- ------------- --------------- ---------------
COMPANY PROPERTY

Account

301   ORGANIZATION                                    0                                                              0

303   MISCELLANEOUS INTANGIBLE                   72,380              86                                         72,466
      PLANT

304   LAND AND LAND RIGHTS                          180                                                            180

305   STRUCTURES AND IMPROVEMENTS                54,423           2,504             34                          56,893

306   LEASEHOLD IMPROVEMENTS                      1,576             558             14                           2,120

307   EQUIPMENT                                 178,113          21,677          8,398                         191,392

308   OFFICE FURNITURE AND                        2,477              45                                          2,522
      EQUIPMENT

309   AUTOMOBILES, OTHER VEHICLES                    73                              8                              65
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT
      EQUIPMENT

311   OTHER COMPANY PROPERTY                     24,603           9,186             55                          33,734
                                                -------          ------          -----        ------           -------


      SUB-TOTAL                                 333,825          34,056          8,509             0           359,372
                                                -------          ------          -----        ------           -------


107   CONSTRUCTION WORK IN PROGRESS              16,964          19,600            690       (31,031)            4,843
                                                -------          ------          -----        ------           -------


      TOTAL                                     350,789          53,656          9,199       (31,031)          364,215
                                                =======          ======          =====        ======           =======

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         CWIP Other Changes represents capitalization of CWIP assets.

                                               SCHEDULE II CONTINUED

                                                  (In Thousands)

2/ *SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


                                                             BALANCE AT
         SUBACCOUNT DESCRIPTION             ADDITIONS       CLOSE OF YEAR

                  (Filed Confidentially Pursuant to Rule 104)



3/          DESCRIBE OTHER COMPANY PROPERTY:

                  (Filed Confidentially Pursuant to Rule 104)

4/           DESCRIBE CONSTRUCTION WORK IN PROGRESS:

                  (Filed Confidentially Pursuant to Rule 104)


* Additions details are voluminous and are available for review at 600 University Park Place, Suite 400, Birmingham, AL

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


--------------------------------------------------------------------------------

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                        AMORTIZATION OF COMPANY PROPERTY

                                 (In Thousands)



                                              START OF YEAR     CHARGED TO      RETIRE-     OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE       ACCOUNT 403       MENTS      ADD (DEDUCT)      BALANCE
-------------------------------------------   -------------    -----------      -------     -------------    -----------

COMPANY PROPERTY

Account
301            ORGANIZATION                            0                                                           0

303            MISCELLANEOUS INTANGIBLE            3,127                                                       3,127
               PLANT

304            LAND AND LAND RIGHTS


305            STRUCTURES AND IMPROVEMENTS        14,775           2,792             9                        17,558

306            LEASEHOLD IMPROVEMENTS                907             228             9                         1,126

307            EQUIPMENT                          81,772          24,606         5,019                       101,359

308            OFFICE FURNITURE AND FIXTURES         581             168                                         749

309            AUTOMOBILES, OTHER VEHICLES            96            (23)             8                            65
               AND RELATED GARAGE EQUIPMENT

310            AIRCRAFT AND AIRPORT
               EQUIPMENT

311            OTHER COMPANY PROPERTY             19,624           3,343            57                        22,910

                                                 -------          ------         -----             ---       -------
                           TOTAL                 120,882          31,114         5,102              0        146,894
                                                 =======          ======         =====             ===       =======

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not applicable

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


                            SCHEDULE IV - INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS: Complete the following schedule concerning investments. Under account 124, "Other Investments", state each investment separately, with description, including , the name of issuing company, number of shares or principal amount, etc.



                                            BALANCE AT       BALANCE AT
                                            BEGINNING OF      CLOSE OF
                     DESCRIPTION               YEAR             YEAR
                     -----------            ------------     ----------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE LOANS                                  77                   5


EXECUTIVE COMPENSATION TRUST                    72                  85



ACCOUNT 136 - TEMPORARY CASH                 6,391               5,994
INVESTMENTS



                                             -----               -----
                          TOTAL              6,540               6,084
                                             =====               =====

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

                                                  BALANCE AT         BALANCE AT
                                                   BEGINNING            CLOSE
                       DESCRIPTION                  OF YEAR            OF YEAR
                       -----------                ----------         ----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE
FROM ASSOCIATE COMPANIES:

     Alabama Power  Co.                                387              532

     Georgia Power Co.                                 591              571

     Gulf Power Co.                                     15                9

     Mississippi Power Co.                              73               88

     Savannah Electric                                  57               29

     Southern Nuclear                                   22               20

     Southern Company Services                         337              374

     Southern                                           55               36

     Southern Telecom                                    0              102

     Provision for Income Tax - The Southern Co.     6,974            5,749


                                                     -----            -----
                                        TOTAL        8,511            7,510
                                                     =====            =====


                                                         TOTAL
                                                       PAYMENTS
                                                       --------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:         0

                                                          ---
                                   TOTAL PAYMENTS          0

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)


INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION                                     BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
                                                  OF YEAR            YEAR
---------------------------------------------    ----------       ----------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

COMMISSION APPLICATIONS                             0                (68)

INVENTORY RESERVE - SHRINKAGE                     (76)              (147)


INVENTORY RESERVE - OBSOLESCENCE                  (90)               (41)



                                                  ---                ---
                             TOTAL               (166)              (256)
                                                  ===                ===

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTION: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                                     BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
                                                  OF YEAR            YEAR
---------------------------------------------    ----------       ----------

ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS


    Deposits - Frequencies                         14                   0

    Other                                           7                   7

    Minimum Pension Obligation                     16                  14

    Clearing Accounts                               0                 438

                                                   --                 ---
                               TOTAL               37                 459
                                                   ==                 ===

                                                                              12
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2003

------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                 (In Thousands)

                                        NUMBER OF
ACCOUNT NUMBER       CLASS OF STOCK       SHARES         PAR OR STATED VALUE PER SHARE        OUTSTANDING CLOSE OF PERIOD
                                       AUTHORIZED                                            NO. OF SHARES     TOTAL AMOUNT
--------------       --------------    ----------        -----------------------------       -------------     ------------

ACCOUNT 201       COMMON STOCK ISSUED     1,000                        $1                         1,000             1




INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


                D  E  S  C  R  I  P  T  I  O  N                                                                  AMOUNT


ACCOUNT  211    MISC. PAID IN CAPITAL                                                                            158,323

                Tax Benefit - Executive Stock Options                                                              1,202
                Other Comprehensive Income                                                                            28

                OCI - Income Tax                                                                                    (10)

                                                                                                                -------
                                                                                         TOTAL                  159,507
                                                                                                                =======


                                                             BALANCE AT    NET INCOME      DIVIDENDS           BALANCE AT
                                                            BEGINNING OF    OR (LOSS)         PAID              CLOSE OF
                D  E  S  C  R  I  P  T  I  O  N                 YEAR                                              YEAR

ACCOUNT 216     UNAPPROPRIATED RETAINED EARNINGS               (68,831)      15,497                             (53,333)

                                                                ------       ------                              ------
                                           TOTAL               (68,831)      15,497                             (53,333)
                                                                ======       ======                              ======


             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)

INSTRUCTIONS:           Advances from parent and associate companies should be
                        reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -
                        Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                           TERMS OF OBLIG      DATE OF    INTEREST   AMOUNT     BALANCE AT                         BALANCE AT
NAME OF CREDITOR           CLASS & SERIES      MATURITY     RATE   AUTHORIZED   BEGINNING   ADDITIONS  DEDUCTIONS  CLOSE OF
                           OF OBLIGATION                                         OF YEAR                            YEAR


ACCOUNT 233 -
   ADVANCES FROM PARENT:
       - Southern                             Renewable      6.00%                  96,073      8,130      39,000     65,203
         Company

ACCOUNT 224 -
   OTHER LONG TERM DEBT
       - Motorola          Promissory Note    07/31/2006     1.66%                       0      5,551                   5,551

ACCOUNT 224.1 -
 OTHER LONG TERM DEBT
 - Discount                                                                              0       (125)                   (125)
       - Motorola            Discount on
                           Promissory Note

ACCOUNT 224.6 -
 OTHER LONG TERM DEBT
       - W. Harold Tate     Promissory Note   08/05/2009     7.00%                     315                     34         281


-------------------------  ----------------   ----------  -------- -----------  ----------  ---------  ----------  ----------
                   TOTAL                                                            96,388     13,556      39,034      70,910
                                                                                ==========  =========  ==========  ==========

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION                                     BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
                                                  OF YEAR            YEAR
---------------------------------------------    ----------       ----------



ACCOUNT 234 - ACCOUNTS PAYABLE TO
ASSOCIATE COMPANIES :

      ALABAMA POWER COMPANY                        107                140

      GEORGIA POWER COMPANY                      1,794                184

      GULF POWER COMPANY                            92                 12

      MISSISSIPPI POWER  COMPANY                    27                  7

      SOUTHERN COMPANY SERVICES                  1,579              1,682

      SAVANNAH ELECTRIC                              6                  2


                                                 -----              -----
                                 TOTAL           3,605              2,027
                                                 =====              =====

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

       Accrued Bonuses                           6,964              5,819
       Accrued Vacation                          1,212              1,383
       Promotional Credit Obligations                0                  0
       Advance Payments                              0                  0
       Miscellaneous                              (12)                  2

                                                 -----              -----
                             TOTAL               8,164              7,204
                                                 =====              =====

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                  Schedule XIV - Financial Statement Footnotes

                                December 31, 2003

                                   (UNAUDITED)


1. ORGANIZATION AND NATURE OF BUSINESS

     Southern Communications Services, Inc. (d/b/a Southern LINC) (the "Company") was incorporated under the laws of the state of Delaware on August 16. 1993. Southern Company ("Southern" or "Parent") is the lone stockholder of the Company and is registered as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Both Southern and the Company are subject to the regulatory provisions of the PUHCA.

     The Company operates an enhanced specialized mobile radio ("ESMR") communications system in a contiguous territory covering most of Alabama and Georgia and portions of northern Florida and southern Mississippi. The communications services provided include dispatch, short messaging, packet data, and interconnect services. These services are offered to other subsidiaries of Southern and to commercial, governmental, and individual customers. At December 31, 2003 and 2002, the Company had over 268,000 and 265,000 subscriber units on the air, respectively, of which approximately 18,000 units are used by affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates--The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Source of Supplies--The Company relies on local and long-distance telephone companies to provide certain communications services. Although management believes that alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

     The Company acquires its inventory (consisting of radios and accessories) and equipment, which are important components of its operations, almost entirely from one source. Although there are a limited number of manufacturers of this type of equipment, management believes that other suppliers could provide similar equipment on comparable terms. If the current supplier is unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

     Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Credit Risk--The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for access to the network and the ability to terminate network access for delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates fair value.

     Radios and Accessories--The Company maintains inventory of radios and accessories for resale and also of radio handsets and accessory parts (e.g., antennae, batteries, cable, etc.). Radios and accessories are stated at the lower of average original cost or market.

     Property and Equipment--Property and equipment are recorded at cost and include certain capitalized overhead costs (primarily engineering). The Company records depreciation using the straight-line method over the estimated useful 1ives of the assets, which are 20 years for buildings and towers, 3 to 15 years for equipment, and 5 to 15 years for furniture and fixtures. When property is retired, the cost of the property and the related accumulated depreciation are removed from the balance sheets and any gain or loss on the transaction is included in income.

     Construction in Progress--Expenditures to construct the Company's ESMR system are recorded as construction in progress until the assets are placed in service, at which time they are recorded to the appropriate property and equipment accounts and depreciation begins.

     FCC Licenses--Licenses primarily represent costs incurred to acquire ESMR licenses issued by the Federal Communications Commission ("FCC"). On January 1, 2002, the company adopted SFAS No. 142 Goodwill and Other Intangible Assets. Upon adoption, the Company discontinued amortizing the FCC licenses as it determined that these assets meet the definition of indefinite lived intangible assets under SFAS No. 142. The licenses were being amortized over a period of 40 years. SFAS No. 142 requires an assessment of the carrying value of the licenses for potential impairment annually, or when indications of impairment exist. The Company will perform

                                                                           15(b)

     its annual assessment for impairment in the first quarter of each year. Under SFAS No. 142, indefinite lived intangible assets are deemed to be impaired if the net book value of the assets exceeds fair value.

     Long-Lived Assets--Long-lived assets include assets such as property and equipment and intangible assets other than those with indefinite lives. The Company periodically reviews the values assigned to long-lived assets, including property and intangibles to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued. On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of this statement did not have a material impact on the financial statements.

     Income Taxes--The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

     Revenue Recognition--The Company earns revenues by providing ESMR services as well as from the sales of radios and accessories. Service revenues consist of the base monthly service fees and airtime revenue. Base monthly service fees are billed one month in advance but are recognized when earned. Monthly service fees billed in advance but not yet earned are recorded in the accompanying balance sheets as advance billings. Airtime revenues are recognized when service is provided. Equipment revenues are recognized upon the shipment of the equipment to the customer. Other revenues primarily consist of tower lease revenues and equipment service revenues, and are recognized as the services are provided.

     Advertising Costs--The Company expenses all advertising costs as incurred.

     New Accounting Pronouncements--In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of future liabilities for asset retirement obligations as an increase in the carrying amount of the related long-lived asset if a reasonable estimate of fair value can be made. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. The Company adopted SFAS No. 143 on January 1, 2003. It did not have a material impact on the financial statements.

3. FCC LICENSES

     Effective January 1, 2002, the Company adopted SFAS No. 142. In conjunction with this adoption, the Company reassessed the useful lives of its intangible assets, which consist solely of FCC licenses. The FCC licenses provide the Company with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licensees are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the FCC. Renewals of FCC licenses have occurred routinely and at nominal cost. Additionally, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of its FCC licenses. As a result, the FCC licenses will be treated as indefinite-lived intangible assets under the provisions of SFAS No. 142 and will not be amortized but rather will be tested for impairment annually or when events and circumstances warrant. The Company will reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

     The Company completed its annual impairment test of its FCC licenses effective January 1, 2002, and determined that no impairment existed. This impairment test was performed on an aggregate basis, consistent with the Company's management of the business on a regional scope. The Company utilized a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses and accordingly incorporates cash flow assumptions regarding the investments in a network, the development of distribution channels, and other inputs for making the business operational. As these inputs are included in determining free cash flows of the business, the present value of the free cash flows is attributable to the licenses. The discount rate applied to the cash flows is consistent with the Company's weighted average cost of capital.

     The Company will perform its impairment test annually on January 1 of each year. Prior to January 1, 2002, the Company amortized its FCC licenses over a period of 40 years, which resulted in amortization expense of approximately $1.8 million per year. The carrying value of the FCC licenses at December 31, 2003 and 2002 was approximately $69.3 million.

     4. DEFERRED GAINS ON TOWER SALES

     In 1998, 1999, and 2000, the Company entered into various agreements with unrelated third parties to sell certain of its tower assets, and simultaneously entered into agreements to lease space on the towers back under operating leases. The transactions were accounted for as sale-leaseback transactions in accordance with SFAS No. 98. The lease agreements for tower space have varying terms ranging from 5 to 10 years, with options to renew in additional five year increments. The Company

                                                                           15(c)
     deducted and deferred from the total book gain recognized at the time of the transactions the present value of the future minimum lease payments, and is amortizing this portion of the gains as a credit to rental expense on a straight-line basis over the related lease terms. At December 31, 2002, the total of the deferred gains related to these transactions and included on the accompanying balance sheet was approximately $13.6 million, of which $3.1 million is included in current liabilities and will be amortized into income in 2003.

5. LONG-TERM OBLIGATIONS

     On November 29, 1996, the Company entered into a promissory note with its parent, Southern. Under the terms of the note, Southern will advance amounts to the Company from time to time under a revolving credit arrangement, and the note is due on demand. The note, which is unsecured and prepayable at any time without penalty, bears interest at a variable rate, which was 6% at December 31, 2003 and 2002. The total amount of principal and accrued interest outstanding under this note was approximately $65,203,000 and $96,073,000 at December 31, 2003 and 2002,
     respectively. As Southern has represented that it will not call the note prior to December 31, 2004, the amounts outstanding under this agreement have been classified as long-term debt in the accompanying balance sheet.

     (CERTAIN INFORMATION FILED CONFIDENTIALLY PURSUANT TO RULE 104)

6. EMPLOYEE BENEFIT PLANS

     The Company's employees are eligible to participate in the Southern Company benefit plans. Southern Company has a defined benefit, trusteed, noncontributory pension plan that covers substantially al1 regular employees. Benefits are based on one of the following formulas: years of service and final average payor years of service and a flat dollar benefit. The Company funds the pension trust to the extent deductible under federal income tax regulations or to the extent required as determined by its actuary. The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The cost of these benefits is not funded. The measurement date for the Company's plans is September 30.

     The following tables show actuarial results and assumptions for pension and other postretirement benefits as follows (in thousands) as of December 31, 2003 and 2002:

                                                       2003                           2002
                                               Pension        Other          Pension         Other
                                              Benefits       Benefits        Benefits       Benefits

Benefit obligation at December 31             $18,292       $ 3,627         $14,085        $ 2,788
Fair value of plan assets at December 31       11,619                         9,606
                                               ------                        -------         -----

Funded status                                 $(6,673)      $(3,627)       $ (4,479)      $ (2,788)
                                               ======         =====          ======         ======

Accrued liability recognized in the
  balance sheets                              $ 3,433       $ 2,012         $ 2,049        $ 1,537
                                               ======         =====           =====          =====


     In 2003 and 2002, amounts recognized in the balance sheet in accumulated other comprehensive income were $18,000 and $14,000, respectively.

     The weighted average rates assumed in the actuarial calculations for both the pension and other postretirement benefits were:

Discount                                      6.5%
Annual salary increase                        4.0%
Long-term return on plan assets               8.5%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.75% for 2002, decreasing gradually to 5.25% through the year 2010, and remaining at that level thereafter.

     Certain changes in the projected benefit obligations were as follows (in thousands) as of December 31, 2003:

                                           Pension         Other
                                           Benefits      Benefits

Net periodic benefit costs                $ 1,463         $ 475
Benefits paid                                 131

                                                                           15(d)
7. COMMITMENTS AND CONTINGENCIES

     Leases--The Company leases office space and cell sites under long-term operating leases. The majority of these leases contain renewal provisions that are generally expected to be exercised or replaced by other leases. Rental expenses for the years ended December 31, 2003 and 2002 totaled approximately $10,962,000 and $9,110,000, respectively, and is included in selling, general, and administrative and system operations and maintenance in the accompanying statement of operations.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows (in thousands):

           2004                                     $10,259
           2005                                       8,885
           2006                                       8,258
           2007                                       4,990
           2008                                      15,106
           Thereafter
                                                     ------
           Total                                    $56,133
                                                     ======



     Legal Proceedings--The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no pending legal matters to which the Company is a party that management believes will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

8. TRANSACTIONS WITH AFFILIATES

     Certain specialized services are performed by Southern Company Services, Inc., an affiliate. Services provided to the Company include telecommunications services and support in major functional areas, such as engineering, benefits, cash management, legal, risk management, accounting, payroll, and taxes. These services are provided at cost and totaled approximately $14,240,000 and $14,269,000 in 2003 and 2002, respectively. Costs attributable to support functions are included in selling, general, and administrative and system operations and maintenance in the accompanying statement of operations.

     The Company purchases power and leases office space and towers from affiliated companies. The costs for these services in 2003 and 2002 were approximately $1,455,000 and $1,493,000, respectively, and are included in selling, general, and administrative expenses in the accompanying statement of operations.

     (CERTAIN INFORMATION FILED CONFIDENTIALLY PURSUANT TO RULE 104)

     At December 31, 2003 and 2002, the Company had net payables of approximately $2.0 million and $3.9 million, respectively, to its affiliates for amounts due under the agreements discussed above.

9. INCOME TAXES

     The Company files its federal income tax return on a consolidated basis with Southern. The company files state income tax returns on a combined basis in Alabama, Georgia and Mississippi. Under the joint consolidated income tax agreement, the Company computes its current and deferred income tax benefit (expense) on a stand-alone basis.

     The income tax (expense) benefit reflected in the accompanying financial statements consists of the following for the years ended December 31, 2003 and 2002 (in thousands):

                                                2003            2002

Current income taxes                          $ 8,706         $3,675
Deferred income taxes                           1,503          1,393
                                               ------          -----
Total income tax expense                      $10,209         $5,068
                                               ======          =====


     At December 31, 2003 and 2002, the Company had payables to Southern of approximately $1,688,000 and $1,762,000, respectively, under the terms of the consolidated income tax agreement. These amounts are included in net payables to affiliates in the accompanying balance sheet.

                                                                           15(e)
     Deferred tax (liabilities) assets were comprised of the following at December 31, 2003 and 2002 (in thousands):

                                                      2003            2002
Deferred tax (liabilities):
  Property, primarily accelerated depreciation     $(50,673)       $(49,474)
  Other                                                (125)           (166)
                                                     ------          ------
Total deferred tax liabilities                      (50,798)        (49,640)
                                                     ------          ------
Deferred tax assets:
  State tax net operating loss carryforwards          6,724           7,949
  Capitalized interest                                1,136           1,136
  Capitalized costs                                     454             936
  Pension and postretirement benefits                 2,093           1,330
  Employee compensation                                 766             659
  Revenue recognition                                 1,208           1,168
  Deferred gain on sale of assets                    13,614          14,807
  Other                                               2,788           2,368
                                                     ------          ------
Total deferred tax assets                            28,783          30,353
                                                     ------          ------
Net deferred tax (liabilities)                      (22,015)        (19,287)
                                                     ------          ------
Less: portion included in current assets              3,858           4,194
                                                     ------          ------

Net long-term deferred tax (liabilities)           $(25,873)       $(23,481)
                                                     ======          ======


     A reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows at December 31, 2003 and 2002:

                                                     2003            2002

Income tax expense at statutory rate                 35.0%          35.0%
State income taxes, net of federal benefit            3.5%           3.5%
Non-dedcuctible expenses                              0.3%           0.7%
Other                                                 0.9%           1.5%
                                                     ----           ----

Total income tax expense                             39.7%          40.7%
                                                     ====           ====


     The Company files stand-alone state income tax returns for Florida. The Company has operating loss carryforwards available to reduce future state taxable income of approximately $135 million and $154 million at December 31, 2003 and 2002, respectively, of which $4 million expires in 2010, $49 million expires in 2011, $58 million expires in 2012, $1 million expires in 2013, $1 million expires in 2018, $17 million expires in 2019, $2 million expires in 2020, and $3 million expires in 2021.

                                                                             16
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

------------------------------------------------------------------------------
                              SCHEDULE XV

                          STATEMENT OF INCOME

                            (In Thousands)
                              (UNAUDITED)

ACCOUNT   D   E   S   C   R   I   P   T   I   O  N     PRIOR         CURRENT
                                                       YEAR            YEAR
-------- ------------------------------------------ ------------  --------------
         INCOME
  45x    Services & Equipment                         190,419        198,415
 421     Miscellaneous income or loss                    (856)           127
                                                    ------------  --------------
                            Total Income              189,563        198,542
                                                    ------------  --------------
         EXPENSES
 920     Salaries and wages                            30,075         30,435
 921*    Office supplies and expenses                  29,449         27,188
 923     Outside services employed                     43,885         38,391
 924     Property insurance                                63              0
 925     Injuries and damages                             (46)           197
 926     Employee pensions and benefits                 4,074          6,244
 930.1   General advertising expense                    6,014          7,209
 930.2   Miscellaneous general expenses                 2,054          1,918
 930.5   Bad Debt Expense                               7,216          3,504
 931     Rents                                          9,110          8,498
 932     Maintenance of structures and equipment        5,434          5,979
 403     Depreciation and amortization expense         28,799         31,113
 408     Taxes other than income taxes                  3,543          3,356
 409     Income taxes                                   2,366          8,706
 411     Deferred income taxes                          3,225          1,503
 426.0   Loss on asset retirement                           0          3,840
 426.1   Donations                                          2              2
 426.5   Other deductions                                  90              90
 430     Interest on Southern loan                      6,525           4,719
 431     Other interest expense                        (1,082)            155
                                                    ------------  --------------
                           Total Expense              180,796         183,046
                                                    ------------  --------------
                       Net Income or (Loss)             8,767          15,497
                                                    ============  ==============

INSTRUCTION: Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES

Southern Communications Services, Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates, budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services. In addition to these services, certain facilities of the system companies are made available to the Company and its customers.

*Office Supplies and Expenses

   Amount includes cost of radios and accessories sold.

                                                                            17
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


                               ANALYSIS OF BILLING
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

                                                         TOTAL
NAME OF ASSOCIATE COMPANY                                AMOUNT
                                                        BILLED *
-------------------------------------------------------------------------

                  (Filed Confidentially Pursuant to Rule 104)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


                               ANALYSIS OF BILLING
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)


       DESCRIPTION    TOTAL COST   EXCESS OR DEFICIENCY  TOTAL AMOUNT BILLED*
--------------------  ----------   --------------------  --------------------



                  (Filed Confidentially Pursuant to Rule 104)






TOTAL


INSTRUCTION: Provide a brief description of the sales and services rendered by category in accordance with your sales and service contracts and list the amounts applicable per category.



o    Billings are at market rates

                                                                              19
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2003


                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION

                                 (In Thousands)


DESCRIPTION OF ITEMS                           TOTAL      OVERHEAD DEPARTMENT OR
                                               AMOUNT        SERVICE FUNCTION
-------------------------------------------    ------     ----------------------
 920  SALARIES AND WAGES                        N/A
 921  OFFICE SUPPLIES AND EXPENSES
 922  ADMIN EXP TRANSFERRED - CREDIT
 923  OUTSIDE SERVICES EMPLOYED
 924  PROPERTY INSURANCE
 925  INJURIES AND DAMAGES
 926  EMPLOYEE PENSIONS AND BENEFITS
 928  DISPOSITION OF INTELLECTUAL PROP.
930.1 GENERAL ADVERTISING EXPENSE
930.2 MISCELLANEOUS GENERAL EXPENSE
 931  RENTS
 932  MAINTENANCE OF STRUCTURES & EQUIP
 403  DEPRECIATION & AMORTIZATION EXP
 408  TAXES OTHER THAN INCOME TAXES
 409  INCOME TAXES
 410  PROVISION FOR DEFERRED INCOME TAX
 411  PROV  DEFERRED INCOME TAX - CREDIT
411.5 INVESTMENT TAX CREDIT
426.1 DONATIONS
426.5 OTHER DEDUCTIONS
 427  INTEREST ON LONG TERM DEBT
 430  INTEREST ON DEBT TO ASSOCIATE CO.
 431  OTHER INTEREST EXPENSE

INSTRUCTION: Indicate each department or service function. (See instruction 01-3
             Gen'l Structure of Acc'ting Structure System: Uniform System
             Account.)   TOTAL EXPENSES



o Refer to expenses on Schedule XV. Detailed information for SEC Accounts N/A since all costs are billed at market.

            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC..
                      For the Year Ended December 31, 2003
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                             DEPARTMENT OR FUNCTION


ACCOUNT NUMBER                    DEPARTMENT OR FUNCTION
---------------           --------------------------------------
     920                             Not  Applicable
     921
     922
     923
     924
     925
     926
     928
    930.1
    930.2
     931
     932
     403
     408
     409
     410
     411
    411.5
    426.1
    426.5
     427
     430
     431

                                                                            21
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003



                       DEPARTMENTAL ANALYSIS OF SALARIES *

                                   ACCOUNT 920


NAME OF DEPARTMENT OR SERVICE FUNCTION             SALARY EXPENSE        NUMBER PERSONNEL
----------------------------------------------- ----------------------  --------------------
Indicate each department or service function.           TOTAL
                                                       AMOUNT                 END OF
                                                   (in thousands)              YEAR
-----------------------------------------------  ---------------------- --------------------

         Customer Service & Human Resources                4,075              113

         Marketing                                         1,229               19

         Sales                                             8,618              161

         Engineering                                       4,842               90

         VP - Finance                                      3,658               77

         Information Technology                            2,588               39

         Executive                                           353                2

         Legal                                               335                5



         Accrued Salaries                                     86

         Accrued Bonuses                                   5,724

         Salaries Allocated to Southern Telecom            (146)

         Capitalized Labor                                 (927)


* Salaries were not billed out per se as all billings to associates and non-associates were at market.



                                                          ------               ---
                                    TOTAL                 30,435               506
                                                          ======               ===


             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2003

                            OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923*
                                 (In Thousands)

INSTRUCTIONS: Provided below is a break down of outside services employed.



Legal Fees                                                             1,770
Account & Audit Fees                                                     226
Collection Fees - Attorneys                                                1
Outside Services - Alabama                                               117
Power
Outside Services - Georgia Power                                          17
Outside Services - Gulf Power                                             33
SCS Field Services                                                        31
SCS Admin                                                              2,424
SCS Transport                                                          8,150
SCS Other                                                                723
SCS Air Travel                                                           228
SCS IR Products & Svcs                                                 2,685
Inventory Carrying Cost                                                 (35)
Inventory Handling Costs                                                  13
Special Projects                                                         294
Competitive Comm Svcs                                                      2
Web Site - Marketing                                                     109
Product Development Support                                                4
Other Outside Companies                                                   73
Meetings                                                                  68
Annual Sales Meeting                                                     256
Temp Office Svc                                                          243
Consulting Svc                                                            46
Commissions                                                           10,640
Residuals - Digital One                                                  581
Billings Services                                                      2,117
Billing Services - Postage                                               773
RF Software License                                                       58
Utility Cost                                                           2,178
Cleaning/Janitorial Services                                              11
Security Service                                                         (2)
Equipment Maintenance Program                                              4
Random Drug Testing                                                        8
DMV Annual Report                                                          1
Transport Charges - Other                                                294
Interconnect Expense                                                   3,794
Vendor Fees - Recharge                                                    22
Recruiting                                                                 2
Collection Agency Fees                                                   (6)
Market Research                                                          291
Segmentation                                                             147
                                                                      ------
TOTAL                                                                 38,391
                                                                      ======

*Account 923 details are voluminous and are available for review at: 5555 Glenridge Connector, Suite 500, Atlanta, GA.

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                      DESCRIPTION                                     AMOUNT

Supplemental                                                            21
ESP

Pension Expense                                                      1,381

Post Retirement Medical & Life                                         475

Supplemental Executive Retirement Plan                                 120

Performance Dividend Plan                                              600

Long-term Incentive Plan                                                30

Employee Group Insurance/Company Contribution                        2,601

Employee Savings Plan/Company Contribution                             781

ESOP Co Contribution                                                   (7)

Accrued Vacation                                                       214

Employee Health/Physical Exam                                            6

Financial Planning Program                                              22
                                                                     -----

                                           TOTAL                     6,244
                                                                     =====

                                                                           24
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1 "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                                                  AMOUNT


93010000          Advertising                                 4,359

93011000          Newspaper Advertising                          33

93011100          Trade Shows                                    27

93011200          Brochures                                     493

93011300          Newsletters/Bulletins                         113

93011500          Co-Op Credits - Dealer Claims                 550

93011600          Co-Op Credits - Administration                 25

93012000          Yellow Pages                                  408

93012300          Special Promotions                              1

93013000          Production Costs                              340

93015000          Media                                           3

93016000          Co-Op Credits - Motorola                     (493)

93016500          Retail Displays - Sales Offices                93

93017000          Agency Fees                                   300

93018000          Public Relations                              163

93018100          Promotions                                    240

93018600          Customer Communications-Existing              335

93018700          Customer Retention                            219
                                                              -----


*Account 930.1 details are voluminous and are available for review at:
        5555 Glenridge Connector, Suite 500, Atlanta, GA.

TOTAL                                                         7,209
                                                              =====

                                                                            25
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount in Account 930.2, "Miscellaneous
              General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

               DESCRIPTION                            AMOUNT

         Dues and Memberships                           96

         Awards                                         90

         Training and Seminars                         523

         Diversity Training                              5

         Miscellaneous                                 304

         Sales Tax Discounts                           (44)

         Non-recoverable E911 Fees                     177

         Marketing Promotion Expenses                  228

         Regulatory Fees                                57

         Storage and Moving                             27

         Corporate Training & Meals                     73

         Incentive Trip Expenses                        62

         FCC License Fees                                4

         Credit Card Processing Fees                   403

         Removal of Capital Property                     8

         Allocated Overhead - Labor                    (95)
                                                      -----

                            TOTAL                     1,918
                                                      =====

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                                      RENTS

                                   ACCOUNT 931

                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents,"
              classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                                TYPE OF PROPERTY              AMOUNT

Office                                                         2,890

Tower and Land                                                 4,980

Vehicles                                                         171

Miscellaneous                                                    117

HP Lease Payments                                                338

Pager Rentals                                                      2
                                                               -----
                                                   TOTAL       8,498
                                                               =====

                                                                            27
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

                                 (In Thousands)

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

               K I N D   O F   T A X                         AMOUNT

Other than U.S. Government:
         State Unemployment                                      41
         Real Estate and Personal Property                    1,511
         Other State and Local Taxes and Licenses                41
         Franchise Taxes                                         15
         SWT Employer                                           (1)

                                                              -----
                                 Subtotal                     1,607
                                                              -----

U. S. Government:
         FICA - Employers Portion                             1,715
         FUTA                                                    35
         FWT Employer                                            (1)

                                                              -----
                                 Subtotal                     1,749
                                                              -----


                                    TOTAL                     3,356
                                                              =====

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                                    DONATIONS

                                  ACCOUNT 426.1

                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT           PURPOSE OF DONATION   AMOUNT


Four Various Contributions   General Fund          2

                                                   -
                             TOTAL                 2
                                                   =

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003

                                OTHER DEDUCTIONS
                                  Account 426.5

           DESCRIPTION              NAME OF              AMOUNT
                                     PAYEE


LOBBYING                     JOE TANNER & ASSOCIATES       90

                                                           --
                              TOTAL                        90
                                                           ==

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003


                               ORGANIZATION CHART



                                                        President &
                                                     Chief Executive Officer
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |

-----------------------------------------------------------------------------------------------------------------------------------
|                 |                      |                |                       |             |                       |
|                 |                      |                |                       |             |                       |
|                 |                      |                |                       |           Regulatory                |
VP and          VP of Sales and      VP of Marketing      |            HR & Customer          Affairs               Engineering
Treasurer        Distribution                             |            Support Director       Dirctor               Director
-------------   -----------------    --------------       |            ------------------     ----------------     ---------------
|               |                    |                    |            |                      |
|               |                    |                    |            |                      |
|               |                    |                    |            |                      |
|--Comptroller  |--GM Dealer         |--Product           |            |--HR Rep              |--Reg Affairs
|  Dir. Fin Ops |  Sales             |  Manager           |            |  Birmingham          |  Manager
|               |                    |                    |            |                      |
|               |                    |                    |            |                      |
|--Admin.       |--GM Strategic      |--Manager           |            |--HR Rep              |--Tech.
|  Services     |  Accounts          |  Market Info       |            |  Atlanta             |  Analyst
|  Manager      |                    |  and               |            |                      |  Senior
|               |                    |  Segmentation      |            |                      |
|--Info.        |--GM Data           |                    |            |--Staffing            |
|  Systems      |  Sales             |                    |            |  Coordinator         |
|  Director     |                    |--Communications    |            |  Atlanta
|               |                    |  Manager           |            |
                |--GM Business       |                    |            |
                |  Development       |--Customer          |            |--Customer
                |                    |  Relationship      |            |  Support Manager
                |                    |  Supervisor        |            |  Birmingham
                |--GM Direct                              |            |
                |  Sales                                  |            |
                |                                         |            |--Staffing
                |                                         |            |  Coordinator
                |--GM Gov't                               |            |  Birmingham
                |  Sales                                  |            |
                |                                         |            |
                                                          |            |--Sales Education
                                                          |            |  Manager
                                                          |            |
                                                          |            |
                                                          |
                                                          |
                -------------------------------------------------------------------------------------------
                  |                    |                                 |                      |
                  |                    |                                 |                      |
                  |                    |                                 |                      |
                Manager RF           Manager                           Manager                Manger
                Engr. and            Network                           Network                Product
                Construction         Design                            Operations             Development
                                                                                              and Support



             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.



                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22132, and order number 70-8233, dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                      SOUTHERN COMMUNICATIONS SERVICES, INC.
                                            (Name of Reporting Company)


                                               By: /s/R. Craig Elder
                                          (Signature of Signing Officer)


                                 R. Craig Elder, CFO, Vice President and
                   Treasurer (Printed Name and Title of Signing Officer)



Date:  April 29, 2004